VIA EDGAR


November 14, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Application For Withdrawal of Registration Statement on Form S-11 filed under Rule 462(b) (S-11/MEF) Filed For Corporate Property Associates 15 Incorporated (Commission File No. 333-100813)


Dear Sir or Madam:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Corporate Property Associates 15 Incorporated (the "Company") hereby requests to withdraw its Registration Statement on Form S-11 filed under Rule 462(b) (S-11MEF) (Commission File No. 333-100813) that was filed with the Securities and Exchange Commission on October 29, 2002 (the "Registration Statement"). No securities were sold in connection with the Registration Statement.

     The Company has been informed by the staff of the Securities and Exchange Commission that it was the staff's interpretation that Rule 462(b) was not available to the Company for this offering. The Company had previously filed a Registration Statement on Form S-11 (Commission File No. 333-100525) for the purpose of continuing the offering of additional shares, which is currently under review by the staff.

     Please contact Seven C. Robbins at Reed Smith LLP at (215) 851-8119 with any questions or comments regarding this application. Thank you for your attention to this matter.

                                   Sincerely,

                                   CORPORATE PROPERTY ASSOCIATES 15 INCORPORATED

                                   By: /s/ Susan C. Hyde
                                      ------------------------------------------
                                      Senior Vice President and Secretary